Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Microchip Technology Incorporated for the registration of its $1,150,000,000 of 2.125% Junior Subordinated Convertible Debentures due 2037 and Shares of Common Stock Issuable Upon Conversion of Debentures and to the incorporation by reference therein of our reports dated May 23, 2007, with respect to the consolidated financial statements of Microchip Technology Incorporated, Microchip Technology Incorporated management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Microchip Technology Incorporated, included in its Annual Report (Form 10-K) for the year ended March 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 26, 2008